Exhibit 99.1

4Front Ventures Announces $22 Million U.S. of New Funding

Company announces binding agreement for sale of its Assets in Pennsylvania and Maryland netting over $18 million U.S. in cash

Company secures $4 million U.S. through private placement

Transactions enable the Company to reach cash flow positive in 2020

PHOENIX, Ariz., May 1, 2020 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) announced reaching a significant milestone in becoming cash flow positive in 2H 2020 through a sale of non-core retail licenses netting in excess of $18 million U.S. and a private placement of convertible debentures of $4 million U.S. The Company expects these transactions will fulfill the Company’s stated objectives of being fully-funded and achieving cash flow positivity in the second half of 2020.

Non-core License Sales

Consistent with its stated strategy of divesting non-core assets, the Company has entered into a definitive agreement to sell its stake in retail licenses in Pennsylvania and Maryland, netting in excess of $18 million U.S. in cash. The majority of the proceeds from the transaction are expected to be received in the next week, with the remainder closing over the next 45 days pending certain regulatory approvals. Upon receipt of proceeds from the transaction, 4Front anticipates prepaying up to $10 million U.S. of its outstanding debt obligations to entities associated with Gotham Green Partners. The transaction marks a significant milestone in 4Front's goal of streamlining its cost-structure, allowing the company to focus on optimizing vertical operations in core markets such as Massachusetts, Illinois, Michigan and California.

Private Placement

The Company has commitments to raise $4 million U.S. in a private placement of convertible debt led by Navy Capital. The financing was contingent on entering into the asset divestiture agreements described above. These conditions have now been satisfied. The placement is scheduled to close on or about May 4, 2020.

The Notes have an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022. The Notes are exchangeable into subordinate voting shares (“common equivalent”) at a conversion price of $0.25 U.S. Some lenders were granted a debenture which allows for the exchange of a portion of their existing equity investments into a security intended to mimic the liquidity preference found in a preferred equity, offering some downside protection on their initial equity investment.

Leo Gontmakher, CEO of 4Front, said, “This is a watershed moment for our company. We believe these non-core divestitures, combined with our private debt placement, put the Company in the enviable position of not needing additional capital to become cash flow positive. Our commitment to a lean corporate structure and focused execution allows us to achieve self-sufficient operations while minimizing dilution to our shareholders. The momentum in our business is strong and we can now turn our complete attention to maximizing growth in our core geographies and expanding our vertical operations to take meaningful market share in nascent adult-use markets.

Chetan Gulati of Navy Capital, said, “We are impressed with 4Front’s focus on long-term, sustainable growth and its ability to operate an efficient and lean business during these uncertain times. We believe their low-cost, high-yield cultivation and production facilities in Washington, Massachusetts and Illinois are replicable across multiple geographies and well-suited to driving growth at scale in a production-led industry. We are delighted to support the Company in its next phase of growth.”

Strong Business Momentum

4Front’s affiliated cultivation and production facilities in Washington state have achieved a dominant position in one of the most competitive cannabis markets in the country. Producing over 25 different products and 300 SKUs, the Company’s focus on quality, low-cost production at scale has driven high single digit market share in the Washington wholesale market. 4Front’s strategy going forward is to proliferate these product brands and low-cost production methodologies across its license portfolio and eventually beyond.

Progress on this strategy is already underway in Massachusetts as the Company has imported its Washington-grown expertise and achieved cultivation yields of over 400 grams per square foot and introduced its branded products to the market. The Company expects to accelerate further product roll-out and expand production capacity in anticipation of greater penetration in Massachusetts. 4Front also has near-term plans to double production capacity in Illinois before the end of the year and roll-out its brands to patients and consumers in the state, which remains a primary focus area for the Company.

To be added to the email distribution list, please email 4FrontIR@kcsa.com with “4Front” in the subject

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About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, and a strategic asset base. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

4Front Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Phil Carlson / Elizabeth Barker
4FrontIR@kcsa.com

212-896-1233 / 212-896-1203

4Front Media Contacts
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.